SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 11-K

                                ----------------

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 2003

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____________ to ______________

                       --------------------------------

                        COMMISSION FILE NUMBER 1-7657

                       --------------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         LEHMAN BROTHERS SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        LEHMAN BROTHERS HOLDINGS INC.
                              745 Seventh Avenue
                              NEW YORK, NY 10019

                         Lehman Brothers Savings Plan

                             Financial Statements
                          and Supplemental Schedule



                    Years Ended December 31, 2003 and 2002




                                    Contents

Report of Independent Registered Public Accounting Firm..............  1

Financial Statements

Statements of Net Assets Available for Plan Benefits.................  2
Statements of Changes in Net Assets Available for Plan Benefits......  3
Notes to Financial Statements........................................  4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets Held at End of Year......... 11

             Report of Independent Registered Public Accounting Firm

Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan sponsor's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP

June 14, 2004

                          Lehman Brothers Savings Plan

              Statements of Net Assets Available for Plan Benefits


                                                              December 31,
                                                           2003          2002
                                                         -----------------------
                                                              (in thousands)
Assets
Investments, at fair value                               $700,381       $539,931
Participant loans                                           7,507          6,733
Other receivables                                           2,122          2,753
                                                         -----------------------
Total assets                                              710,010        549,417

Liabilities
Accrued and other liabilities                                  56             70
                                                         -----------------------
Net assets available for plan benefits                   $709,954       $549,347
                                                         =======================



See Notes to Financial Statements.

                          Lehman Brothers Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                     Years Ended December 31,
                                                       2003           2002
                                                    -------------------------
                                                         (in thousands)

Investment income:
Interest and dividends                              $  15,746      $  13,933
 Net realized and unrealized appreciation/
(depreciation) in fair value of investments           116,825        (86,345)
                                                    ------------------------
                                                      132,571        (72,412)

Contributions:
Employer                                                2,122          2,989
Participants                                           52,885         54,024
Rollovers                                               5,446          5,538
                                                    ------------------------
                                                       60,453         62,551

Transfers in from other Plans:
Lehman Brothers Bank FSB Employee 401(k) Plan            --              565

Administrative fees                                      (334)          (510)
Participant withdrawals                               (32,083)       (31,698)
                                                    ------------------------
                                                      (32,417)       (32,208)

Net increase / (decrease)                             160,607        (41,504)
Net assets available for plan benefits,
beginning of year                                     549,347        590,851

                                                    ------------------------
Net assets available for plan benefits,
end of year                                         $ 709,954      $ 549,347
                                                    ========================



See Notes to Financial Statements.

                          Lehman Brothers Savings Plan

                          Notes to Financial Statements

                                December 31, 2003

1. Description of the Plan

General

The Lehman Brothers Savings Plan (the "Plan") is a defined contribution plan. The Plan became effective January 1, 1984 and was most recently restated on June 28, 2002. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to participate in the Plan as soon as administratively possible following their date of employment.

The Plan was amended, effective February 1, 2003, to provide past service credit to anyone employed by Lincoln Capital Management, LLC ("Lincoln") on January 31, 2003 who became an employee of Lehman Brothers on February 1, 2003.

The Plan was amended, effective October 9, 2003, to provide past service credit to anyone employed by The Crossroads Group ("Crossroads") on October 8, 2003 who became an employee of Lehman Brothers on October 9, 2003.

The Plan was amended, effective October 31, 2003, to provide past service credit to anyone employed by Neuberger Berman, Inc. ("Neuberger") on October 30, 2003 who became an employee of Lehman Brothers on October 31, 2003.

The Lehman Brothers Bank FSB Employee 401(k) Plan (the "Bank Plan") was merged into the Plan, effective January 2, 2002.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). A complete description of the Plan is contained in the Plan document available to all participants from the Plan Administrator.

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and twenty-five percent of eligible compensation, as defined in the Plan document. The Company may make a contribution, in Lehman stock or cash, on behalf of eligible participants who have 12 months of service and are employees on the last day of the Plan year. The amount of the contribution, if any, will be determined by the Company's Board of Directors. If a Company contribution is made it will be allocated as follows:

  1. Participants with annual compensation below $37,800 per year, who are not Investment Representatives, Investment Representative Trainees, Branch Managers, or Institutional Salespeople, will receive a Company contribution of $400 plus a matching contribution of 100 percent of the first $600 of their pre-tax contributions.

                          Lehman Brothers Savings Plan

                                December 31, 2003



1. Description of the Plan (continued)

Contributions (continued)

  2. Participants with annual compensation between $37,800 and $100,000 per year will receive a matching contribution of up to 100 percent of the first $1,000 of their pre-tax contributions, only if there are funds remaining after contributions are made for the participants making less than $37,800 per year.
  3. Company contributions are not made for participants with annual compensation in excess of $100,000 per year.

For the 2003 and 2002 plan years, Company contributions were made in cash, which was invested in the Lehman Brothers Common Stock Fund.

Participant's pre-tax contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the "Code"), provides that pre-tax contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation. The maximum limitation amount was $12,000 for 2003 and $11,000 for 2002. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the Plan, are also not subject to tax until distributed.

As allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Plan was amended to allow participants to contribute Catch-Up contributions, as defined in EGTRRA, to the Plan. Any participant that is at least 50 years old as of December 31 of any plan year may elect to contribute, on a pre-tax basis, between one and twenty-five percent of eligible compensation, as defined in the Plan document, as Catch-Up contributions. The maximum limitation for Catch-Up contributions was $2,000 for 2003 and $1,000 for 2002.

Rollover contributions represent contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Valuation of Participant Accounts

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals and loans. The periodic allocation of investment experience is based upon the participant's beneficial interest in each of the investment funds on the valuation date.

                          Lehman Brothers Savings Plan

                                December 31, 2003



1. Description of the Plan (continued)

Investments

Investment of contributions among the investment funds can be made in increments of 1%, with a maximum of 50% of contributions permitted to be invested in Lehman Brothers Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among investment funds on a daily basis.

The following table presents the fair value of investments held by the Plan at December 31, 2003 and 2002, respectively:

                                                              December 31,
                                                           2003           2002
                                                         -----------------------
                                                              (in thousands)

Investments, at fair value:
Mutual Funds                                             $403,440       $288,909
Stable Value Fund                                         157,882        149,507
Lehman Brothers Holdings Inc.
   Common Stock                                           100,655         70,887

American Express Company Common Stock                      38,402         30,628
Self Directed Accounts                                          2           --
                                                         -----------------------
Total                                                    $700,381       $539,931
                                                         =======================

The following table presents the net appreciation / (depreciation) in fair value of investments held by the Plan at December 31, 2003 and 2002, respectively:

                                                        Years Ended December 31,
                                                         2003            2002
                                                       ------------------------
                                                             (in thousands)
Net appreciation/(depreciation)
in fair value of investments:
Mutual Funds                                           $ 74,167        $(68,338)
Lehman Brothers Holdings Inc. Common Stock               32,284         (17,835)
  American Express Company Common Stock                  10,374            (172)
                                                       ------------------------
Total                                                  $116,825        $(86,345)
                                                       ========================

                          Lehman Brothers Savings Plan

                                December 31, 2003



1. Description of the Plan (continued)

Investments (continued)

The following is a schedule of investments held in excess of 5% of the net assets available for plan benefits at the end of 2003 and 2002:

                  Funds                            Fair Value
                                                  at December 31,
                                                 2003        2002
                                               ---------------------
                                                  (in thousands)

Lehman Brothers Holdings Inc. Common Stock     $100,655     $70,887
Vanguard Institutional Index                     92,375      64,482
Fidelity Large-Cap Stock                         76,340      61,129
Putnam International Equity A                    37,427      28,843
American Express Company Common Stock Fund       38,402      30,628
Fidelity US Bond Index                              *        31,274
Bank of America, Contract #99-238                   *        27,781
JP Morgan Chase Bank, Contract #4311429-T           *        27,665

* - Investment was less than 5% of the
net assets available for plan benefits


Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of their account if less than $1,000). Withdrawals by actively employed participants, before the age of 59-1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Employee Benefit Plans Committee of the Company. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10% tax imposed by the Code. If a participant's employment with the Company terminates for a reason other than death, any distributions made before age 59-1/2 must be paid to the participant in the form of a lump-sum payment. However, if the balance in a participant's account exceeds $5,000, payment will not be made before age 70-1/2 without prior consent. Upon death, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

                          Lehman Brothers Savings Plan

                                December 31, 2003



1. Description of the Plan (continued)

Vesting

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

Income Tax Status

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated August 19, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Participant Loans Receivable

Participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence as long as documentation is provided. The loans are secured by one half of the balance in the participant's accounts and bear interest at the rate of prime plus one percent. Principal and interest are paid ratably through biweekly, semi-monthly or monthly payroll deductions, depending on the frequency with which the employee is paid. Participants who terminate with outstanding loan balances have until the end of the quarter following the quarter in which they terminate to pay the balance of their loan in full, in one lump sum payment. Loans not repaid in that timeframe will be reported as taxable distributions. Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the years ended December 31, 2003 and 2002, $694,980 and $406,614, respectively, in outstanding loan balances have been reported as taxable distributions to participants.

                          Lehman Brothers Savings Plan

                                December 31, 2003


2. Summary of Significant Accounting Policies

Valuation of Investments

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year. Investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year. Short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest, which approximate fair value. Interest rates on deposits with insurance companies were 4.33% in 2003 and 5.05% in 2002. The Funds invested in deposits with insurance companies are guaranteed by the insurer as to principal plus interest.

Unpriced securities are generally not traded on any public exchange and are valued at $0.

Purchase and sales of securities are reflected on a trade-date basis.

Dividend and Interest Income

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Third Party Administrative Fees

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2003 and 2002, the Plan was charged approximately $334,000 and $510,000 for third party administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan.

                          Lehman Brothers Savings Plan

                                December 31, 2003



4. Plan Termination

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

5. Subsequent Events

The Neuberger Berman, LLC Pension Plan and the Neuberger Berman, LLC Profit Sharing Plan were merged into the Plan, effective June 14, 2004.

                          Lehman Brothers Savings Plan

          Schedule H, Line 4(i)--Schedule of Assets Held at End of Year

                                December 31, 2003


                                                                          Current
                                                       Par Value/          Value
                                                        Number of        at December
                                                         Shares           31, 2003
                                                     ---------------------------------

Fixed Income Fund
Bank of America:
  Contract #99-238                                     32,789,495       $ 32,789,495
ING Life Insurance and Annuity Co.
  Contract # 60014                                     34,198,516         34,198,516
JPMorgan Chase Bank
  Contract # 431429-T                                  33,992,503         33,992,503
Monumental Life Insurance Co.
    Contract # 568 FR                                   2,587,970          2,587,970
    Contract # 498 TR                                   8,105,811          8,105,811
State Street Bank & Trust
    Contract # 101060                                   6,927,924          6,927,924
    Contract # 103015                                   7,932,158          7,932,158
    Contract # 103016                                   4,120,914          4,120,914
Transamerica Life Insurance
    Contract # 51499-0                                    672,830            672,830
UBS AG
Contract # 5186                                        24,514,654         24,514,654
Fidelity Management Trust Co. (a)
  Contract # GDLE                                       2,039,651          2,039,651
                                                                        ------------
                                                                         157,882,426

Stock Funds
American Express Company Common Stock                   3,735,556.603     38,401,522
Lehman Brothers Holdings Inc. Common Stock (a)         10,495,862.169    100,655,318
                                                                        ------------
                                                                         139,056,840

Mutual Funds
Fidelity Select Computers (a)                               5,378.301        192,866
Fidelity Select Electronics (a)                            34,279.565      1,435,971
Fidelity Equity Income (a)                                 82,868.392      4,122,703
Fidelity Select Software (a)                               17,568.299        864,887
Fidelity Capital and Income (a)                         3,614,042.021     29,129,179
Fidelity Select Biotech (a)                                43,880.252      2,258,955
Fidelity Select Healthcare (a)                             24,870.665      2,934,987
Fidelity Select Technology (a)                             34,468.732      2,071,226
Fidelity Select Telecomm (a)                               17,906.359        573,720
Fidelity Asset Manager (a)                              1,316,020.277     20,740,480
Fidelity Low Price Stock (a)                              636,446.656     22,262,904
Fidelity Aggressive Growth (a)                               --                 --
Fidelity Large-Cap Stock (a)                            5,500,014.045     76,340,195
Fidelity Freedom 2010 (a)                                  65,366.011        851,065
Fidelity Freedom 2020 (a)                                 182,564.058      2,376,984
Fidelity Freedom 2030 (a)                                 125,446.289      1,624,529
Fidelity Select Developing Comm (a)                        12,967.689        215,134
Fidelity US Bond Index (a)                              2,989,359.198     33,450,929

                         Lehman Brothers Savings Plan

                              December 31, 2003


Mutual Funds (continued)
Fidelity Freedom 2040 (a)                                 98,566.338       $  745,162
Pimco Emerging Co Is                                     160,448.394        3,626,134
Pimco TOT Return Adm                                   1,093,617.026       11,712,638
Drey Fndrs Discvry F                                      13,745.461          357,107
NB Genesis Trust (a)                                     162,859.673        6,030,694
Strong Opportunity                                       105,271.349        4,152,955
Templeton Dev Mkts A                                     118,905.036        1,782,387
Janus Adv Wrldwide I                                      40,837.457        1,077,700
Calamos Growth                                           336,206.806       15,055,341
Vanguard Institutional Index                             907,593.507       92,374,867
LB 10 Uncommon Val (a)                                 1,505,536.477       17,238,393
Putnam International Equity A                          1,811,562.235       37,426,876
MFS Value Fund A                                          89,298.911        1,816,340
Vanguard Tot Stk Mkt Adm                                 180,424.918        4,689,244
Hartford Cap App IA                                       31,971.005        1,435,721
TRP Mid Cap Value                                        121,497.640        2,471,262
                                                                       --------------
                                                                          403,439,535

Self Directed Accounts
Monte Carlo Corp. *                                       1,000                   --
Omnimax Inc. *                                            2,000                   --
Paratech International Inc. *                             4,000                   --
Buscemi's Intl Inc/New *                                     20                   --
Westmore Intl Inc. *                                        500                   --
Strips-Tint-05/15/2008                                    2,000                 1,747
First Capital Holdings Corp. *                              100                   --
Access International Education Ltd.                          80                     8
Xebec *                                                     700                   --
                                                                       --------------
                                                                                1,755

Total Investments before Loan Account                                     700,380,556

Loan Account                                                                7,506,586
                                                                       --------------
Total Investments                                                      $  707,887,142
                                                                       ==============



* Unpriced Securities, valued at zero
(a) Indicates party-in-interest to the Plan

                                  SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    LEHMAN BROTHERS SAVINGS PLAN



                                    By: /s/ Wendy M. Uvino
                                       ----------------------------
                                       Wendy M. Uvino
                                       Chairperson
                                       Lehman Brothers Holdings Inc.
                                       Employee Benefit Plans Committee
June 28, 2004

                                EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

23                 Consent of Independent Auditors